Sibanye Stillwater Limited
Incorporated in the Republic of South Africa
Registration number 2014/243852/06
Share codes: SSW (JSE) and SBSW (NYSE)
ISIN – ZAE000259701
Issuer code: SSW
("Sibanye-Stillwater", "the Company" and/or "the Group")

Registered Address:
Constantia Office Park
Bridgeview House • Building 11 • Ground Floor
Cnr 14th Avenue & Hendrik Potgieter Road
Weltevreden Park • 1709

Postal Address:
Private Bag X5 • Westonaria • 1780

Tel +27 11 278 9600 • Fax +27 11 278 9863

Website: www.sibanyestillwater.com

MARKET RELEASE

Fatal incident at the Kloof 8 shaft

Johannesburg, 4 May 2026: Sibanye-Stillwater (Tickers JSE: SSW and NYSE: SBSW) deeply regrets to advise of the loss of two employees in a tragic incident at its Kloof 8 shaft (K8/Masimthembe) on Sunday, 3 May 2026, which is located near Glenharvie, South Africa.

The incident occurred during a routine, scheduled shaft inspection. During preparations for a shaft inspection, an inspection platform detached from the main winder conveyance. This resulted in the inspection platform uncontrollably descending down the shaft, resulting in the fatal injury of two contractor employees.

The family and colleagues of the deceased are receiving counselling, and the family will be provided with support during this difficult time. The Board and management of Sibanye-Stillwater extend their heartfelt condolences to the families, friends and colleagues of the deceased during this difficult time.

A full investigation into the circumstances of the incident is underway, and in line with regulatory requirements, all relevant stakeholders, including organised labour and the Department of Mineral and Petroleum Resources, have been notified. This tragic incident did not cause damage to the shaft infrastructure, however shaft operation has been halted while investigations are ongoing.

About Sibanye-Stillwater

Sibanye-Stillwater is a global mining and metals processing group with a diverse portfolio of operations, projects and investments across five continents. The Group is also one of the foremost global recyclers of a suite of metals and has interests in leading secondary mining operations.

Sibanye-Stillwater is one of the largest producers and refiners of platinum group metals (PGMs: platinum, palladium, rhodium, iridium and ruthenium) and is a top-tier gold producer. It also produces nickel, chrome, copper, silver, cobalt and zinc. The Group has also diversified into mining and processing battery metals and has increased its presence in the circular economy by expanding its recycling and secondary-mining exposure globally. For more information, see www.sibanyestillwater.com.

Investor relations contact:
Email: ir@sibanyestillwater.com
James Wellsted
Executive Vice President: Investor Relations and Corporate Affairs
Tel: +27 (0) 83 453 4014
Website: www.sibanyestillwater.com

LinkedIn: https://www.linkedin.com/company/sibanye-stillwater
Facebook: https://www.facebook.com/SibanyeStillwater
YouTube: https://www.youtube.com/@sibanyestillwater/videos
X: https://twitter.com/SIBSTILL

Sponsor: J.P. Morgan Equities South Africa Proprietary Limited

DISCLAIMER

FORWARD LOOKING STATEMENTS

This announcement contains forward-looking statements within the meaning of the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact included in this presentation may be forward-looking statements. Forward-looking statements may be identified by the use of words such as “will”, “would”, “expect”, “forecast”, “potential”, “may”, “could”, “believe”, “aim”, “anticipate”, “intend”, “target”, “estimate” and words of similar meaning.

These forward-looking statements, including among others, those relating to Sibanye Stillwater Limited’s (Sibanye-Stillwater or the Group) future financial position, business strategies and other strategic initiatives, business prospects, industry forecasts, production and operational guidance, climate and ESG-related targets and metrics, and plans and objectives for future operations, project finance and the completion or successful integration of acquisitions, are necessarily estimates reflecting the best judgement of Sibanye-Stillwater’s senior management. Readers are cautioned not to place undue reliance on such statements. Forward-looking statements involve a number of known and unknown risks, uncertainties and other factors, many of which are difficult to predict and generally beyond the control of Sibanye-Stillwater that could cause its actual results and outcomes to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in Sibanye-Stillwater’s 2025 Integrated Report and annual report on Form 20-F filed with the Securities and Exchange Commission (SEC) on 24 April 2026 (SEC File no. 333-234096). These forward-looking statements speak only as of the date of this presentation. Sibanye-Stillwater expressly disclaims any obligation or undertaking to update or revise any forward-looking statement (except to the extent legally required).

Websites
References in this announcement to information on websites (and/or social media sites) are included as an aid to their location and such information is not incorporated in, and does not form part of, this announcement.